                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                     Golden Books Family Entertainment, Inc.
                     ---------------------------------------
                                (Name of Issuer)

                             Common Stock, par value
                             -----------------------
                         (Title of Class of Securities)

                                    380804104
                                    ---------
                                 (CUSIP Number)

                               Reuben S. Leibowitz
                         E.M. Warburg Pincus & Co., LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
                                 --------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                               - with a copy to -

                            Laurence D. Weltman, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                          New York, New York 10019-6099


                                  July 8, 1998
                                  ------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b), for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

|------------------------|                     |-------------------------------|
|CUSIP No. 380804104     |                     |Page  2     of   8   Pages     |
|         ----------     |                     |    -----      -----           |
--------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSON
      |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |  Warburg, Pincus Ventures, L.P.          I.D. # 13-3784037
------|-------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
      |  |_|
      |                                                                    (b)
      |  |X|
------|-------------------------------------------------------------------------
   3  |  SEC USE ONLY
      |
------|-------------------------------------------------------------------------
   4  |  SOURCE OF FUNDS*
      |  WC
------|-------------------------------------------------------------------------
   5  |  CHECK BOX IF  DISCLOSURE  OF LEGAL PROCEEDING  IS REQUIRED  PURSUANT TO
      |  ITEMS 2(d) or 2(e)                                               |_|
      |
------|-------------------------------------------------------------------------
   6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |      Delaware
--------------------------------------------------------------------------------
               |  7  |  SOLE VOTING POWER
               |     |     0
  NUMBER OF    |     |
    SHARES     |     |
 BENEFICIALLY  |     |
   OWNED BY    |     |
     EACH      |     |
  REPORTING    |     |
    PERSON     |     |
     WITH      |     |
               |-----|----------------------------------------------------------
               |  8  |  SHARED VOTING POWER
               |     |      11,721,271
               |-----|----------------------------------------------------------
               |  9  |  SOLE DISPOSITIVE POWER
               |     |     0
               |-----|----------------------------------------------------------
               |  10 |  SHARED DISPOSITIVE POWER
               |     |      11,131,000
--------------------------------------------------------------------------------
  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      |      14,971,271
------|-------------------------------------------------------------------------
  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      |  |_|
------|-------------------------------------------------------------------------
  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |      40.6%%
------|-------------------------------------------------------------------------
  14  |  TYPE OF REPORTING PERSON*
      |      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

|------------------------|                     |-------------------------------|
|CUSIP No. 380804104     |                     |Page  3     of   8   Pages     |
|         ----------     |                     |    -----      -----           |
--------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSON
      |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |  Warburg, Pincus & Co.          I.D. # 13-6358475
------|-------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
      |  |_|
      |                                                                    (b)
      |  |X|
------|-------------------------------------------------------------------------
   3  |  SEC USE ONLY
      |
------|-------------------------------------------------------------------------
   4  |  SOURCE OF FUNDS*
      |  AF
------|-------------------------------------------------------------------------
   5  |  CHECK BOX IF  DISCLOSURE  OF LEGAL PROCEEDING  IS REQUIRED  PURSUANT TO
      |  ITEMS 2(d) or 2(e)                                               |_|
      |
------|-------------------------------------------------------------------------
   6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |      New York
--------------------------------------------------------------------------------
               |  7  |  SOLE VOTING POWER
               |     |     0
  NUMBER OF    |     |
    SHARES     |     |
 BENEFICIALLY  |     |
   OWNED BY    |     |
     EACH      |     |
  REPORTING    |     |
    PERSON     |     |
     WITH      |     |
               |-----|----------------------------------------------------------
               |  8  |  SHARED VOTING POWER
               |     |      11,721,271
               |-----|----------------------------------------------------------
               |  9  |  SOLE DISPOSITIVE POWER
               |     |     0
               |-----|----------------------------------------------------------
               |  10 |  SHARED DISPOSITIVE POWER
               |     |      11,131,000
--------------------------------------------------------------------------------
  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      |      14,971,271
------|-------------------------------------------------------------------------
  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      |  |_|
------|-------------------------------------------------------------------------
  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |      40.6%
------|-------------------------------------------------------------------------
  14  |  TYPE OF REPORTING PERSON*
      |      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

|------------------------|                     |-------------------------------|
|CUSIP No. 380804104     |                     |Page  4    of   8   Pages      |
|         ----------     |                     |    -----     -----            |
--------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSON
      |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |  Golden Press Holding, L.L.C.
------|-------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
      |  |_|
      |                                                                    (b)
      |  |X|
------|-------------------------------------------------------------------------
   3  |  SEC USE ONLY
      |
------|-------------------------------------------------------------------------
   4  |  SOURCE OF FUNDS*
      |  WC
------|-------------------------------------------------------------------------
   5  |  CHECK BOX IF  DISCLOSURE  OF LEGAL PROCEEDING  IS REQUIRED  PURSUANT TO
      |  ITEMS 2(d) or 2(e)                                               |_|
      |
------|-------------------------------------------------------------------------
   6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |      Delaware
--------------------------------------------------------------------------------
               |  7  |  SOLE VOTING POWER
               |     |     0
  NUMBER OF    |     |
    SHARES     |     |
 BENEFICIALLY  |     |
   OWNED BY    |     |
     EACH      |     |
  REPORTING    |     |
    PERSON     |     |
     WITH      |     |
               |-----|----------------------------------------------------------
               |  8  |  SHARED VOTING POWER
               |     |      11,721,271
               |-----|----------------------------------------------------------
               |  9  |  SOLE DISPOSITIVE POWER
               |     |     0
               |-----|----------------------------------------------------------
               |  10 |  SHARED DISPOSITIVE POWER
               |     |      11,131,000
--------------------------------------------------------------------------------
  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      |      14,971,271
------|-------------------------------------------------------------------------
  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      |  |_|
------|-------------------------------------------------------------------------
  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |      40.6%
------|-------------------------------------------------------------------------
  14  |  TYPE OF REPORTING PERSON*
      |      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                  SCHEDULE 13D

|------------------------|                     |-------------------------------|
|CUSIP No. 380804104     |                     |Page  5    of   8   Pages      |
|         ----------     |                     |    -----     -----            |
--------------------------------------------------------------------------------
   1  |  NAME OF REPORTING PERSON
      |  S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |  E.M. Warburg, Pincus & Co., LLC     I.D. #13-3536050
------|-------------------------------------------------------------------------
   2  |  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a)
      |  |_|
      |                                                                    (b)
      |  |X|
------|-------------------------------------------------------------------------
   3  |  SEC USE ONLY
      |
------|-------------------------------------------------------------------------
   4  |  SOURCE OF FUNDS*
      |  AF
------|-------------------------------------------------------------------------
   5  |  CHECK BOX IF  DISCLOSURE  OF LEGAL PROCEEDING  IS REQUIRED  PURSUANT TO
      |  ITEMS 2(d) or 2(e)                                               |_|
      |
------|-------------------------------------------------------------------------
   6  |  CITIZENSHIP OR PLACE OF ORGANIZATION
      |      New York
--------------------------------------------------------------------------------
               |  7  |  SOLE VOTING POWER
               |     |     0
  NUMBER OF    |     |
    SHARES     |     |
 BENEFICIALLY  |     |
   OWNED BY    |     |
     EACH      |     |
  REPORTING    |     |
    PERSON     |     |
     WITH      |     |
               |-----|----------------------------------------------------------
               |  8  |  SHARED VOTING POWER
               |     |      11,721,271
               |-----|----------------------------------------------------------
               |  9  |  SOLE DISPOSITIVE POWER
               |     |     0
               |-----|----------------------------------------------------------
               |  10 |  SHARED DISPOSITIVE POWER
               |     |      11,131,000
--------------------------------------------------------------------------------
  11  |  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON
      |      14,971,271
------|-------------------------------------------------------------------------
  12  |  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
      |  |_|
------|-------------------------------------------------------------------------
  13  |  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      |      40.6%
------|-------------------------------------------------------------------------
  14  |  TYPE OF REPORTING PERSON*
      |      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

            Introductory Note.
            -----------------

      This Amendment No. 4 amends the Schedule 13D filed by the Reporting Entities on February 13, 1996, as amended by Amendment No. 1 filed by the Reporting Entities on May 16, 1996, Amendment No. 2 filed by the Reporting Entities on March 7, 1997 and Amendment No. 3 filed by the Reporting Entities March 10, 1998 (together, the "Schedule 13D"), relating to the Common Stock, par value $0.01 per share (the "Common Stock"), of Golden Books Family Entertainment, Inc., a Delaware corporation, and is being filed pursuant to Rule 13d-2 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the Schedule 13D.

      The Reporting Entities are filing this Amendment to report an agreement in principal between GP Holding and the Company entered into on July 8, 1998 and described below under Item 4. Additionally, this Amendment reflects (i) the receipt by GP Holding of a quarterly dividend of Common Stock pursuant to the terms of the Certificate of Designation relating to the Preferred Shares; and
(ii) a decrease in the number of shares to which the Irrevocable Proxies relate caused by the sale of certain of such shares by the holders of such shares.

Item 5.     Interest in Securities of the Issuer
            ------------------------------------

      Item 5 of the Schedule 13D is hereby amended by deleting subparagraphs (a) and (b) therein and replacing them with the following:

      (a) and (b). GP Holding may be deemed to beneficially own the shares of Common Stock to which the Irrevocable Proxies relate which presently, based on filings with the Commission by the record owners of such shares, constitute an aggregate of 3,661,271 shares of Common Stock. This number is expected to decrease, as such shares are entitled to be transferred to third parties pursuant to the terms of the Irrevocable Proxies. Each of the Reporting Entities may be deemed to share the power to vote or direct the voting of such shares and therefore to beneficially own such shares. To the knowledge of the Reporting Entities, the power to direct the disposition of such shares is held by Richard Bernstein and certain of his affiliates. Additionally, on the date hereof, GP Holding owns of record 1,560,000 shares of Common Stock received as dividends on the Preferred Shares held by GP Holding. GP Holding may also be deemed to beneficially own the 6,500,000 shares of Common Stock issuable upon conversion of the Preferred Shares and the 3,250,000 shares issuable upon exercise of the Warrant. Each of the Reporting Entities may be deemed to share the power to vote and dispose of such shares and therefore to beneficially own such shares. Based on the 27,099,814 shares of Common Stock outstanding on March 16, 1998 (as reported by the Company in its Proxy Statement on Schedule 14A relating to the Company's 1998 Annual Meeting, filed with the Commission on April 15, 1998) and treating as outstanding the shares of Common Stock issuable upon conversion of the Preferred Shares and exercise of the Warrant, the Reporting Entities beneficially own approximately 40.6% of the voting power relating to the Common Stock. In addition, GP Holding will continue to receive 780,000 shares of Common Stock annually as a dividend on the Preferred Shares through May 8, 2000, subject to adjustment, as described in Item 6.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
            -------------------------------------------------------------

      Item 6 of the Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

      On July 8, 1998, the Company announced, pursuant to the press release attached hereto as Exhibit 6, that the Company and GP Holding had entered into an agreement in principle on such date whereby GP Holding will commit to invest up to an additional $25 million in the Company, at the Company's option, in exchange for newly issued securities of the Company.

Although the Company has informed GP Holding that it has no immediate plans to request any financing pursuant to this agreement in principle, the parties intend that such funds will be available to the Company over the next year. Additionally, consummation of any purchases and sales pursuant to such agreement in principle are subject to the execution of definitive documentation and other customary conditions.

Item 7.     Material to be filed as Exhibits
            --------------------------------
      Item 7 of the  Schedule  13D is hereby  amended  by adding  the  following
Exhibit 6:

       Exhibit 6:         Press release issued by Golden Books
                          Family Entertainment, Inc. on July 8, 1998.

                                  SIGNATURE


      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 1998


                          GOLDEN PRESS HOLDING, L.L.C.

                          By:  Warburg, Pincus Ventures, L.P., Member

                          By:  Warburg, Pincus & Co., General Partner


                          By:  /s/ Stephen M. Distler
                               ---------------------
                             Name: Stephen M. Distler
                             Title: Partner


                          WARBURG, PINCUS VENTURES, L.P.

                          By:  Warburg, Pincus & Co., General Partner


                          By:  /s/ Stephen M. Distler
                              ---------------------
                            Name: Stephen M. Distler
                            Title: Partner


                          WARBURG, PINCUS & CO.


                          By:  /s/ Stephen M. Distler
                              ---------------------
                            Name: Stephen M. Distler
                            Title: Partner


                          E.M. WARBURG, PINCUS & CO., LLC


                          By:  /s/ Stephen M. Distler
                              ---------------------
                            Name: Stephen M. Distler
                            Title: Managing Director

                                                                      SCHEDULE I
                                                                      ----------

 Set forth below is the name, position and present principal occupation of each of the general partners of Warburg, Pincus & Co. ("WP") and each of the members of E.M. Warburg, Pincus & Co., LLC ("EMW"). The sole general partner of Warburg, Pincus Ventures, L.P. ("Ventures") is WP. WP, EMW and Ventures are hereinafter collectively referred to as the "Reporting Entities." Except as otherwise indicated, the business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.


                             General Partners of WP
                             ----------------------

                                            Present   Principal   Occupation  in
                                            Addition  to  Position  with WP, and
                                            Positions    with   the    Reporting
Name                                        Entities
----                                        -----------------------------------

Joel Ackerman                               Managing Director and Member, EMW

Susan Black                                 Managing Director and Member, EMW

Christopher W. Brody                        Managing Director and Member, EMW

Harold Brown                                Senior Managing Director and Member,
                                            EMW

Errol M. Cook                               Managing Director and Member, EMW

W. Bowman Cutter                            Managing Director and Member, EMW

Elizabeth B. Dater                          Managing Director and Member, EMW

Stephen Distler                             Managing   Director,    Member   and
                                            Treasurer, EMW

Harold W. Ehrlich                           Managing Director and Member, EMW

                                            Managing Director and Member, EMW

John L. Furth                               Vice   Chairman  of  the  Board  and







                                            Member, EMW

Stewart  K.P. Gross                         Managing Director and Member, EMW

Patrick T. Hackett                          Managing Director and Member, EMW

Jeffrey A. Harris                           Managing Director and Member, EMW

                                            Managing Director and Member, EMW

William H. Janeway                          Managing Director and Member, EMW

Douglas  M.  Karp                           Managing Director and Member, EMW

Charles R. Kaye                             Managing Director and Member, EMW

Henry Kressel                               Managing Director and Member, EMW

Joseph P. Landy                             Managing Director and Member, EMW

Sidney Lapidus                              Managing Director and Member, EMW

Kewsong Lee                                 Managing Director and Member, EMW

Reuben S. Leibowitz                         Managing Director and Member, EMW

S. Joshua Lewis                             Managing Director and Member, EMW

David E. Libowitz                           Managing Director and Member, EMW

Brady T. Lipp                               Managing Director and Member, EMW

Stephen J. Lurito                           Managing Director and Member, EMW

John W. MacIntosh                           Managing Director and Member, EMW

Spencer S. Marsh III                        Managing Director and Member,















                                            EMW

Lynn S. Martin                              Managing Director and Member, EMW

Edward J. McKinley                          Managing Director and Member, EMW

Rodman W. Moorhead III                      Senior Managing Director and Member,
                                            EMW

Maryanne Mullarkey                          Managing Director and Member, EMW

Howard H. Newman                            Managing Director and Member, EMW

Gary D. Nusbaum                             Managing Director and Member, EMW

Sharon B. Parente                           Managing Director and Member, EMW

Dalip Pathak                                Managing Director and Member, EMW

Daphne D. Philipson                         Managing Director and Member, EMW

Lionel I. Pincus                            Chairman  of  the  Board,  CEO,  and
                                            Managing  Member,  EMW; and Managing
                                            Partner, Pincus & Co.

Eugene L. Podsiadlo                         Managing Director and Member, EMW

Ernest H. Pomerantz                         Managing Director and Member, EMW

Brian S. Posner                             Managing Director and Member, EMW

Arnold M. Reichman                          Managing Director and Member, EMW

Roger Reinlieb                              Managing Director and Member, EMW

John D. Santoleri                           Managing Director and Member, EMW












Steven G. Schneider                         Managing Director and Member, EMW

Sheila N. Scott                             Managing Director and Member, EMW

Eugene J. Siembieda                         Managing Director and Member, EMW

James E. Thomas                             Managing Director and Member, EMW

John L. Vogelstein                          Vice   Chairman  of  the  Board  and
                                            Member, EMW

Elizabeth H. Weatherman                     Managing Director and Member, EMW

Pincus & Co.*
NL & Co.**

* New York limited partnership; its primary activity is ownership in WP and EMW.

**    New York limited partnership; its primary activity is ownership in WP.

                                 Members of EMW
                                 --------------

                                            Present   Principal   Occupation  in
                                            Addition to Position  with EMW,  and
                                            Positions    with   the    Reporting
Name                                        Entities
----                                        ------------------------------------

Joel Ackerman                               Partner, WP

Susan Black                                 Partner, WP

Christopher W. Brody                        Partner, WP

Harold Brown                                Partner, WP

Dale C. Christensen(1)

Errol M. Cook                               Partner, WP

W. Bowman Cutter                            Partner, WP

Elizabeth B. Dater                          Partner, WP

Stephen Distler                             Partner, WP

P. Nicholas Edwards(2)                      Partner, WP

Harold W. Ehrlich                           Partner, WP

John L. Furth                               Partner, WP

Stewart K.P. Gross                          Partner, WP

Patrick T. Hackett                          Partner, WP

Jeffrey A. Harris                           Partner, WP

William H. Janeway                          Partner, WP

Douglas M. Karp                             Partner, WP

Charles R. Kaye                             Partner, WP

Richard H. King(2)

Henry Kressel                               Partner, WP

Joseph P. Landy                             Partner, WP

Sidney Lapidus                              Partner, WP







Kewsong Lee                                 Partner, WP

Reuben S. Leibowitz                         Partner, WP

S. Joshua Lewis                             Partner, WP

David E. Libowitz                           Partner, WP

Brady T. Lipp                               Partner, WP

Stephen J. Lurito                           Partner, WP

John W. MacIntosh                           Partner, WP

Spencer S. Marsh III                        Partner, WP

Lynn S. Martin                              Partner, WP

Edward J. McKinley                          Partner, WP

Rodman W. Moorhead III                      Partner, WP

Maryanne Mullarkey                          Partner, WP

Howard H. Newman                            Partner, WP

Gary D. Nusbaum                             Partner, WP

Sharon B. Parente                           Partner, WP

Dalip Pathak                                Partner, WP

Daphne D. Philipson                         Partner, WP

Lionel I. Pincus                            Managing  Partner,  WP;  Chairman of
                                            the  Board  and CEO,  EMW;  Managing
                                            Partner, Pincus & Co.

Eugene L. Podsiadlo                         Partner, WP

Ernest H. Pomerantz                         Partner, WP

Brian S. Posner                             Partner, WP

Arnold M. Reichman                          Partner, WP

Roger Reinlieb                              Partner, WP

John D. Santoleri                           Partner, WP

Steven G. Schneider                         Partner, WP

Sheila N. Scott                             Partner, WP






Eugene J. Siembieda                         Partner, WP

Dominic H. Shorthouse(2)

Chang Q. Sun(3)

James E. Thomas                             Partner, WP

John L. Vogelstein                          Partner, WP

Elizabeth H. Weatherman                     Partner, WP

Pincus & Co.*


















(1)   Citizen of Canada

(2)   Citizen of United Kingdom

(3)   Citizen of People's Republic of China

*     New York limited partnership; its primary activity is ownership in WP.

                                  Exhibit Index



Exhibit No.               Description
-----------               -----------

      6                   Press release issued by Golden Books Family
                          Entertainment, Inc. on July 8, 1998.